March 25, 2011
FOR IMMEDIATE RELEASE

Listed Company Name:	TAMURA CORPORATION
Representative:	Naoki Tamura, President/CEO
(Code No.:6768)
Contacts:	Hiroyuki Iida, Director/Senior Executive Officer, General Manager of Corporate Management Unit
(TEL: 03-3978-2031)

Notice Regarding Revised Projections for Business Results

TAMURA CORPORATION (“TAMURA”) has announced revision of the projections for consolidated business results for the fiscal year ending March 31, 2011, which was announced on February 4, 2011, based on the recent trend of its business results.

Revision of Projections for Business Results
1. Revision of Projections for Consolidated Business Results for the Fiscal Year Ending March 31, 2011 (from April 1, 2010 to March 31, 2011)
(Millions of yen except per share amounts)
	Net Sales	Operating Profit	Ordinary Income (loss)	Net Income (loss)	Net Income per share (loss) (Yen)
Previous projection (A)	73,000	1,900	700	200	2.88
Revised projection (B)	72,700	1,400	30	(100)	(1.44)
Change in amount (B-A)	(300)	(500)	(670)	(300)
Change (%)	(0.4)	(26.3)	(95.7)	-
(For reference) Results for fiscal year ended March 31, 2010	63,581	229	(303)	(2,332)	(33.56)

2. Reasons for the Revision
The sales of TAMURA are moving as previously projected under the current situation in which the business environment surrounding TAMURA Group is still severe.  However, the operating income is expected to fall below the previous projection because the profits are pressured by a continuous steep rise in the price of raw materials, such as copper, iron and silver, and, even though the impact of the earthquake in eastern Japan is slight and will not be prolonged, production activities are delayed in the single month of March due to a hold up in logistics, causing shipment of some products to be postponed to the next fiscal year.  Ordinary income and net income are also expected to fall below the previous projection due to a decrease in operating income.  Projected year-end dividends of 3 yen per share (6 yen per year, together with 3 yen of interim dividends) remain the same.

(Notes) Projections for business results are provided based on the information available at the time of execution of this document, and the actual business results may differ from the projections due to various factors in the future.

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